                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-78393

                                 [SEAGRAM LOGO]

                               37,000,000 Shares

                            THE SEAGRAM COMPANY LTD.

                                 Common Shares
                           -------------------------
     This prospectus relates to an offering of 26,000,000 common shares in the United States. In addition, 7,500,000 common shares are being offered in Canada and 3,500,000 common shares are being offered internationally. The total number of shares offered under all three offerings is 37,000,000 common shares.

     Seagram is offering 29,000,000 of the shares to be sold in the offerings. The selling shareholders named in this prospectus are offering an additional 8,000,000 common shares.

     The common shares are listed on the New York Stock Exchange under the symbol "VO". The last reported sale price of the common shares on the New York Stock Exchange on June 15, 1999 was $50 1/8 per share.
                            ------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                              Per share       Total
                                                              ---------       -----
Initial price to public.....................................   $50.125    $1,854,625,000
Underwriting discount.......................................   $ 1.250    $   46,250,000
Proceeds, before expenses, to Seagram.......................   $48.875    $1,417,375,000
Proceeds, before expenses, to the selling shareholders......   $48.875    $  391,000,000

     The underwriters may, under the terms of the underwriting agreements, purchase up to an additional 5,550,000 shares from Seagram at the initial price to public less the underwriting discount.

     The underwriters expect to deliver the shares against payment in New York, New York on June 21, 1999.
                        --------------------------------
                               Global Coordinator
                              GOLDMAN, SACHS & CO.
                     -------------------------------------

GOLDMAN, SACHS & CO.
                 BEAR, STEARNS & CO. INC.
                                  MERRILL LYNCH & CO.
                                               MORGAN STANLEY DEAN WITTER
CREDIT SUISSE FIRST BOSTON
                   PAINEWEBBER INCORPORATED
                                    SALOMON SMITH BARNEY
                                                 BLAYLOCK & PARTNERS, L.P.
                            ------------------------

                        Prospectus dated June 15, 1999.

                              [INSIDE FRONT COVER]

                    PHOTOGRAPHS OF SEAGRAM'S RECORDED MUSIC
                        PRODUCTS, FILMS, THEME PARKS AND
                           BEVERAGE ALCOHOL PRODUCTS

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and financial statements and notes to the financial statements appearing elsewhere in or incorporated by reference into this prospectus.

                            THE SEAGRAM COMPANY LTD.

     We operate in two global business segments: entertainment and spirits and wine. The entertainment segment produces and distributes recorded music and motion picture, television and home video products throughout the world. It also operates theme parks and retail stores. The spirits and wine segment produces and markets distilled spirits, wines, coolers, beers and mixers in more than 190 countries and territories.

                               BUSINESS STRATEGY

     We have transformed ourselves into a leading entertainment company with a first-tier global spirits and wine business. Our objective is to enhance shareholder value by executing the following strategies:

     - CAPITALIZE ON OUR LEADING POSITION IN THE MUSIC INDUSTRY: With the completion of the PolyGram acquisition, we are the world's largest music company with a 22% market share (based on 1998 unit sales) and have the #1 position in every major region in the world, including North America, South America, Europe and Asia, and in every major music genre, including Hip-Hop, R&B, rock, country, jazz and classical. We also have the largest music catalog in the world.

     - DEVELOP E-COMMERCE FOR MUSIC DISTRIBUTION: Our strategy is to be at the forefront of the development of music distribution through e-commerce and electronic delivery. We are actively participating in the development of worldwide standards for the protection of digitized music which will allow the commercial sale and distribution of music over the internet and all future broadband channels. In April 1999, Seagram and BMG formed GetMusic, an on-line music alliance, to create internet sites to promote and sell music.

     - PURSUE SIGNIFICANT POTENTIAL COST-SAVINGS FROM THE UNIVERSAL/POLYGRAM
       COMBINATION: The PolyGram acquisition combined two of the leading music companies with top record labels across all music genres and complementary distribution capabilities. This combination has created the potential for significant cost savings through consolidation of labels, manufacturing and distribution facilities and corporate overhead reductions. We expect these cost savings to reach $300 million annually by fiscal year 2001.

     - EXPAND BRANDED THEME PARKS: Recently, we have significantly expanded our branded theme parks in North America, and made investments in Europe and Asia. In May 1999, in Orlando, Florida, we opened with our partner Universal Studios Islands of Adventure, a second major theme park, and CityWalk, a dining, retail and entertainment complex. The new theme park features attractions that draw on such well-known entertainment names as Jurassic Park, Dr. Seuss and Marvel Comic Super Heroes. With the expected opening of The Portofino Bay Hotel in September 1999 and two additional hotels in 2000 and 2001, adjacent to Universal Studios Florida and Universal Studios Islands of Adventure, we intend to create a world-class destination resort, Universal Studios Escape. In May 1999 we added Terminator 2:3D at our California theme park, Universal Studios Hollywood. We acquired an interest in and manage

       Universal's Port Aventura, a theme park near Barcelona, Spain. The Universal Studios Japan theme park is under construction and is scheduled to open in Osaka in 2001.

     - ENHANCE FILMED ENTERTAINMENT RETURNS: We have a valuable library of 3,000 feature films. We are committed to increasing its value through our current development, production and marketing of motion pictures. We also plan to seek to reduce the capital used in our motion picture business through increased co-financing and co-production arrangements. In addition, we are using our television library of nearly 24,000 episodes and our motion picture library to gain equity stakes in new television channels internationally, particularly in Europe.

     - STRENGTHEN STAKE IN DOMESTIC TELEVISION: In February 1998, we combined our domestic television businesses with Home Shopping Network to form USA Networks, a public company in which we own a 45% effective interest. USA Networks has strong positions in programming, broadcast and cable distribution, and e-commerce. As of June 15, 1999, the market value of this investment was approximately $5.8 billion.

     - GROW OUR KEY SPIRITS AND WINE BRANDS AND MARKETS: It is our objective to grow our key global brands: Chivas Regal, Crown Royal, Captain Morgan, Martell Cognac and ABSOLUT VODKA. We have identified the United States, Germany, Spain, the United Kingdom, Japan and Korea as priority established markets. We also see growth potential in Brazil, Russia, Poland, China and India. We are a leading producer and importer of fine wines in North America. We expect to benefit from a recovery in the Asian markets and continued strong demand in North America.

                           THE COMMON SHARE OFFERINGS

Common shares offered in all
  offerings by:

     Seagram.................   29,000,000 shares
     The selling
shareholders.................    8,000,000 shares
                               ----------
          Total..............   37,000,000 shares(1)
                                ----------
                                ----------

     U.S. offering...........   26,000,000 shares
     Canadian offering.......    7,500,000 shares
     International
offering.....................    3,500,000 shares
                               ----------
          Total..............   37,000,000 shares(1)
                                ----------
                                ----------

Common shares to be
  outstanding after the U.S.
  offering, the Canadian
  offering and the
  international offering.....  432,479,724 shares(1)

Use of proceeds..............  Seagram will receive proceeds, net of underwriting discounts and expenses, from the U.S. offering, the Canadian offering and the international offering of approximately $1.416 billion. Seagram is also offering 18,500,000 7.50% adjustable conversion-rate equity security units in a separate offering and will receive proceeds, net of underwriting discounts and expenses, of approximately $898 million from that offering. The net proceeds to Seagram of the offerings will be used:

                               - to repay borrowings under our bank credit
                                 facilities of approximately $1.3 billion (in
                                 U.S. dollar equivalents),

                               - to repay commercial paper borrowings of
                                 approximately $1.0 billion, and

                               - for general corporate purposes.

                               See "Use of Proceeds".

NYSE symbol..................  VO
---------------
(1) Except as otherwise indicated, the information in this prospectus assumes that none of the over-allotment options is exercised.

                                 OTHER OFFERING

      Seagram is also offering 18,500,000 7.50% adjustable conversion-rate equity security units in a separate offering in the United States. The common share offerings and the unit offering are not conditioned on each other.

                             SUMMARY FINANCIAL DATA
                       (US$ IN MILLIONS EXCEPT PER SHARE)
                                  (UNAUDITED)

     The historical consolidated financial data presented below is unaudited. The pro forma financial data shows the effect of the acquisition of PolyGram as if it had been consummated on July 1, 1997.

                                                                                      ACTUAL        PRO FORMA
                                                                                    NINE MONTHS    NINE MONTHS
                                                              FISCAL YEARS ENDED       ENDED          ENDED
                                                                   JUNE 30,          MARCH 31,      MARCH 31,
                                                              ------------------    -----------    -----------
                                                               1997       1998         1999           1999
                                                              -------    -------    -----------    -----------
INCOME STATEMENT DATA
Revenues
  Entertainment
    Music...................................................  $ 1,427    $ 1,461      $ 2,409        $ 4,994
    Filmed entertainment....................................    3,168      2,793        2,141          2,588
    Recreation & other......................................      825        695          618            618
    Gain on sale of Putnam..................................       64         --           --             --
                                                              -------    -------      -------        -------
  Entertainment.............................................    5,484      4,949        5,168          8,200
  Spirits and wine..........................................    4,870      4,525        3,621          3,621
                                                              -------    -------      -------        -------
Total revenues..............................................  $10,354    $ 9,474      $ 8,789        $11,821
                                                              =======    =======      =======        =======

Operating income (loss)
  Entertainment
    Music...................................................  $   (58)   $   (44)     $   (80)       $   121
    Filmed entertainment....................................      157        229         (119)          (194)
    Recreation & other......................................       31         24           31             31
    Gain on sale of Putnam..................................       64         --           --             --
                                                              -------    -------      -------        -------
  Entertainment.............................................      194        209         (168)           (42)
  Spirits and wine..........................................      663        464          438            438
  Restructuring charge......................................       --         --         (405)            --
  Corporate.................................................     (138)      (120)         (68)           (68)
                                                              -------    -------      -------        -------
Total operating income (loss)...............................  $   719    $   553      $  (203)       $   328
                                                              =======    =======      =======        =======
Interest, net and other.....................................  $   147    $   228      $   301        $   526
Net income (loss)...........................................  $   502    $   946      $   739        $  (155)
Basic earnings (loss) per share.............................  $  1.36    $  2.70      $  2.00        $ (0.39)
Diluted earnings (loss) per share...........................  $  1.35    $  2.68      $  2.00        $ (0.39)
FINANCIAL POSITION DATA
    (AT END OF PERIOD)
Current assets..............................................  $ 6,131    $ 6,971      $ 8,786
Total assets................................................  $20,447    $22,179      $35,699
Net debt....................................................  $ 2,227    $ 2,704      $ 8,450
Minority interest...........................................  $ 1,851    $ 1,915      $ 1,878
Shareholders' equity........................................  $ 9,422    $ 9,316      $12,057
Shares outstanding at period end (thousands)................  365,281    347,132      401,796
CASH FLOW DATA
  Cash flow from operating activities.......................  $   664    $  (241)     $   387
  Capital expenditures......................................  $  (393)   $  (410)     $  (314)
  Other investing activities, net...........................  $ 2,101    $ 1,109      $(5,356)
  Dividends paid............................................  $  (239)   $  (231)     $  (181)
  Depreciation and amortization.............................  $   393    $   416      $   506        $   830
SUPPLEMENTAL INFORMATION
EBITDA
  Entertainment
    Music...................................................  $    72    $    90      $   212        $   726
    Filmed entertainment....................................      373        463          211            147
    Recreation & other......................................      158        159          154            154
                                                              -------    -------      -------        -------
  Entertainment.............................................      603        712          577          1,027
  Spirits and wine..........................................      810        590          541            541
                                                              -------    -------      -------        -------
Total EBITDA................................................  $ 1,413    $ 1,302      $ 1,118        $ 1,568
                                                              =======    =======      =======        =======
Net income from continuing operations, plus amortization....  $   584    $   405      $   231        $   460
Net income from continuing operations, plus amortization,
  per share.................................................  $  1.58    $  1.16      $   .63        $  1.16

     Summary financial data includes earnings before interest, taxes, depreciation and amortization ("EBITDA"), which we believe is an appropriate measure of our operating performance, given the significant goodwill associated with our acquisitions. However, EBITDA should be considered in addition to, not as a substitute for operating income, net income, cash flows and other measures of financial performance in accordance with generally accepted accounting principles. These amounts include our proportionate share of EBITDA of our unconsolidated companies.

                             DESCRIPTION OF SEAGRAM

     We operate in two global business segments: entertainment and spirits and wine. The entertainment segment produces and distributes recorded music and motion picture, television and home video products throughout the world. It also operates theme parks and retail stores. The spirits and wine segment produces and markets distilled spirits, wines, coolers, beers and mixers in more than 190 countries and territories.

ENTERTAINMENT

     Our entertainment business is conducted through two units:

     - Universal Music Group which produces and distributes recorded music throughout the world in all major genres including Hip-Hop, R&B, rock, country, jazz and classical, and

     - Universal Studios Group which consists of our filmed entertainment (including international television) and recreation and other businesses.

     Matsushita Electric Industrial Co., Ltd. has an approximate 8.1% ownership interest in the entities which own Universal Music Group and Universal Studios Group.

MUSIC ENTERTAINMENT

     Universal Music Group is the largest recorded music company in the world. Universal Music Group was formed in December 1998 when we completed the acquisition of PolyGram and includes the music business of both Universal and PolyGram.

     Universal Music Group develops, markets and sells recorded music through a network of subsidiaries, joint ventures and licensees in 59 countries around the world. Universal Music Group also manufactures recorded music and manufactures, sells and distributes videos in the United States and internationally and publishes music.

     Universal Music Group's record companies create and market all genres of recorded music, principally on compact discs and cassettes. Universal Music Group's music appears on such labels as:

     - MCA, Universal Records, MCA Nashville, Blue Thumb, Geffen, DGC, GRP, Impulse!, Rising Tide, DreamWorks Records and Interscope (50% owned) and its family of labels including Almo Sounds and Outpost Records,

     - former PolyGram popular labels such as A&M, Def Jam (60% owned), Island, Mercury, Mercury Nashville, Verve, Motown and Polydor, and

     - leading classical labels Decca Record Company, Deutsche Grammophon and Philips.

     Our subsidiaries and affiliates manufacture and distribute recorded music for all of the labels in the Universal Music Group, affiliated label ventures, and third party labels such as ZMM, Hollywood, Thump and others, and distribute video product for Universal Music Group and others. We administer the release, marketing and sale of recorded music in all major markets outside the United States. We also release soundtrack albums for motion pictures and license music for a wide variety of uses including recorded music, compilations, videocassettes, videodiscs, video games, radio, television and motion pictures.

     A music record company depends to a significant degree on its ability to sign and retain artists who will appeal to popular taste over a period of time. We believe that the scope and diversity of our popular music labels, repertoire and catalogs allows us to respond to shifts in audience tastes. The United States and the United Kingdom continue to be the source of approximately 60% of international popular repertoire. From time to time certain national acts, such as Andrea Bocelli from Italy, Aqua from Denmark, and Bjork from Iceland, appeal to a wider international market. If you include, however, the United States and the United Kingdom, sales of locally-signed artists in their home territories still represent 70% of worldwide recorded music sales. Our leading local market position in almost every major region provides a critical competitive advantage in this growing segment.

     Artists who are currently, directly or through third parties, under contract with Universal Music Group for one or more important territories include:

Bryan Adams            Elton John
All Saints             Melissa Etheridge
Aqua                   Hanson
Erykah Badu            LL Cool J
Beastie Boys           Reba McEntire
Beck                   Metallica
The Bee Gees           Nine Inch Nails
Bjork                  Luciano Pavarotti
Mary J. Blige          Sting
Blues Traveller        Shania Twain
Andrea Bocelli         Texas
Bon Jovi               U2
Boyz II Men            Stevie Wonder
The Cranberries        Trisha Yearwood
Sheryl Crow

     We also own the largest catalog of recorded music in the world, with legendary performers from the United States, the United Kingdom and around the world, including:

ABBA                    Buddy Holly
Louis Armstrong         Bob Marley and the
Jimmy Buffet              Wailers
Patsy Cline             Nirvana
John Coltrane           2 Pac
Ella Fitzgerald         Diana Ross and the
Marvin Gaye               Supremes
Jimi Hendrix            Andrew Lloyd Webber
Billie Holliday         The Who

     Sales from this catalog account for approximately 25% of our total recorded music revenues each year.

     Top selling albums in 1998 were recorded by:

All Saints             Lighthouse Family
Andrea Bocelli         Method Man
Boyzone                Padre Marcelo Rossi
The Bee Gees           (Brazil)
Chumbawamba            Terra Samba (Brazil)
Sheryl Crow            Shania Twain
DMX                    2 Pac
Glay                   U2
Jay-Z                  Rob Zombie

     Universal Music Group had a total of 48 albums which each sold over one million units in 1998.

     We also own the Verve Group, including GRP and Impulse!, the world's leading jazz labels whose artists include:

Herbie Hancock         Diana Krall
Joe Henderson          Wayne Shorter
Charlie Haden          McCoy Tyner

     We estimate that the worldwide market for classical music represented approximately 4% in retail value of the total music market in 1998. Universal Music Group holds the leading position in the classical music market, accounting for approximately 40% of worldwide sales, through its ownership of three major classical label companies: Decca/ London (based in the United Kingdom), Deutsche Grammophon (based in Germany), and the Philips Music Group (based in The Netherlands).

     Top selling classical albums in 1998 were:

Andrea Bocelli
John Tesh
Braveheart Soundtrack
RELATED ACTIVITIES

     MUSIC PUBLISHING. Music publishing involves the acquisition of rights to, and exploitation of, musical compositions (as compared with recordings). Principal sources of revenue are mechanical reproduction royalties from the reproduction of musical works on sound carriers and license fees from radio and television broadcasting and public performance of musical works.

     We enter into agreements with composers and authors of musical compositions for the purpose of exploiting the compositions through licensing for use in sound recordings, films, videos and by way of live performances and broadcasting. In addition, we license compositions for use in printed sheet music and song folios. We also license and acquire catalogues of musical compositions from third parties such as other music publishers and composers and authors who have retained or re-acquired rights.

     Our publishing catalog includes more than 660,000 titles that are owned or controlled by it, making Universal Music Group the world's third largest music publisher. Of these titles, approximately 35% are currently generating revenues. Writers represented include:

Jerome Kern            Glen Ballard
Leonard Bernstein      Members of the
Andrew Lloyd Webber    Cranberries
Tim Rice               Bon Jovi
                       U2

     OTHER MUSIC RELATED ACTIVITIES. Universal Music Group is at the forefront of the development of music distribution through e-commerce and electronic delivery. Universal Music Group recently announced a long-term agreement with InterTrust Technologies Corporation for a digital rights management platform for e-commerce and electronic delivery, and is actively participating in the SDMI Forum, an extensive group of content, consumer electronics, hardware, software and internet companies who have joined to develop and define worldwide standards for the protection of music and other digitizeable intellectual property. In April 1999, Universal Music Group and BMG formed GetMusic, an on-line music alliance, to create internet sites to promote and sell music. GetMusic will have access to a combined database of 50 million customers worldwide, and will offer exclusive artist information, exclusive interviews, and the ability to chat on-line with artists and their fans.

FILMED ENTERTAINMENT

     Universal Studios' filmed entertainment business:

     - produces and distributes films worldwide in the theatrical, home video and television markets,

     - produces and distributes television episodic and made for television programming in the international market,

     - operates and has ownership interests in a number of international channels including:

       The Sci-Fi Channel Europe,
       USA Latin America and Brazil,
       13th Street, action and suspense
         channels in France, Germany and
         Spain, and
       Studio Universal, a movie channel in
         Italy,

     - engages in the licensing of merchandising rights and film property publishing rights, and

     - engages in certain other activities through its ownership of the joint venture and equity interests described below.

     Universal Studios produces feature length films for initial theatrical exhibition and television programming for international television markets. Major motion pictures produced by us over the past several years include Nutty Professor and Liar, Liar, and more recently such box office hits as Patch Adams with Robin Williams, Life starring Eddie Murphy and Martin Lawrence, The Mummy starring Brendan Fraser and Notting Hill with Julia Roberts and Hugh Grant. Current upcoming important releases include Bowfinger starring Eddie Murphy and Steve Martin, Mystery Men starring Ben Stiller and American Pie. In addition, we produce animated and live action children's and family programming for networks, basic cable and local television stations as well as home video.

     The arrangements under which we produce, distribute and own theatrical films, vary widely. Other parties may participate in varying degrees in revenues or other contractually defined amounts. We control worldwide distribution of our theatrical product, except where we act as a subdistributor in specified territories or contracts for specified territories or for specifically defined distribution rights.

     Generally, we distribute theatrical films in the theatrical, pay television and home video markets. Subsequently, we make theatrical films available for broadcast on basic cable distribution throughout the world. The theatrical license agreements with theater operators are on an individual picture basis, and rentals under these agreements are generally a percentage of the theater's receipts with, in some instances, a minimum guaranteed amount.

     We distribute our theatrical product in the United States and Canada to motion picture theaters. Theatrical distribution throughout the rest of the world is primarily conducted by United International Pictures, which is equally owned by Universal Studios, Metro-Goldwyn-Mayer Inc. and an affiliate of Viacom Inc. We distribute product to all forms of the television medium in the United States, Canada and other major international markets. Television distribution of our 24,000 episode library in the United States is handled by USANi LLC (approximately 50% owned by Universal) and throughout the rest of the world primarily by Universal Studios. Universal Studios distributes television product produced by USANi LLC and Universal Studios' own current library of television programming in international markets. We market videocassettes and digital videodiscs in the United States and internationally.

     At March 31, 1999, Universal Studios owned a 45% effective interest in USA Networks and an approximate 26% interest in Loews Cineplex Entertainment Corporation, which exhibits theatrical films principally in the United States and Canada, and a 49% interest in United Cinemas International Multiplex B.V., which operates motion picture theaters outside of the United States and Canada.

RECREATION AND OTHER

     Universal Studios owns and operates Universal Studios Hollywood, a theme park based on Universal Studios' filmed entertainment businesses and located at Universal City, California. Adjacent to Universal Studios Hollywood is Universal CityWalk, an integrated retail/entertainment zone which offers shopping, dining, cinemas and entertainment. Universal Studios CityWalk is currently being expanded from 300,000 to 400,000 square feet. We have a 50% interest in Universal City Florida Partners, a joint venture which owns Universal Studios Florida, a theme park on approximately 440 acres owned by the joint venture in Orlando, Florida. Universal City Development Partners, a partnership in which we have a 50% interest, is developing an additional theme park, Universal Studios Islands of Adventure, and Universal Studios CityWalk, a nighttime entertainment complex, on approximately 385 acres of land owned by the partnership and adjacent to Universal Studios Florida. Universal Studios Islands of Adventure's grand opening celebration took place in May 1999. Additionally, we have a 25% interest in a joint venture which is currently developing three hotels adjacent to the Orlando theme parks. The first hotel, The Portofino Bay Hotel, is scheduled to open in September 1999. The theme parks, Universal Studios CityWalk and hotels together comprise the newest Orlando multi-day entertainment resort, Universal Studios Escape. In 1998, we purchased Wet 'n Wild Orlando, the highest attended water park in the United States adjacent to Universal Studios Escape. Since October 1998, construction has been underway for Universal Studios Japan in Osaka, Universal Studios's first theme park venture outside the United States. Opening is scheduled for 2001. We also own a 37% interest in, and manage, Port Aventura, S.A., a theme park located on 2000 acres on the Mediterranean coast of Spain near Barcelona.

     In addition, we are involved in other businesses including the operation of retail gift stores and the development of entertainment software. We own Spencer Gifts which operates approximately 640 retail gift stores throughout North America through three groups of stores: the Spencer, DAPY and Glow gift shops. Spencer, DAPY and Glow sell novelties, electronics, accessories, books and trend driven products. Universal Studios also develops entertainment software including the Crash Bandicoot and Spyro game series and owns an approximate 26% interest (at March 31, 1999) in Interplay Entertainment, an entertainment software developer.

SPIRITS AND WINE

     Our spirits and wine business, directly and through affiliates and joint ventures in more than 40 countries and territories, produces, markets and distributes more than 225 brands of distilled spirits, more than 180 brands of wines, Champagnes, Ports and Sherries, and more than 48 brands of coolers, beers, mixers and other low-alcohol adult beverages, which are sold in over 190 countries and territories. Some of these products are sold worldwide and others only in the geographic area where they are produced. In addition to marketing our own brands, we also distribute distilled spirit, wine and beer brands owned by others.

     Some of our best-known brand names include:

     - Crown Royal and Seagram's V.O. Canadian whiskies

     - Seagram's 7 Crown blended whiskey

     - Four Roses Bourbon

     - Chivas Regal, Royal Salute and Passport Scotch Whiskies

     - The Glenlivet and Glen Grant single malt Scotch Whiskies

     - Martell Cognacs

     - Seagram's Extra Dry Gin

     - Captain Morgan and Myers's rums

     - Mumm and Perrier-Jouet Champagnes

     - Sterling Vineyards California Wines

We also distribute ABSOLUT VODKA, owned by V&S Vin & Sprit, in the United States and in most major international markets.

     We import into the United States fine wines, principally French wines and Champagnes, and produce and market premium California and other wines. Among the wines we produce and market are:

     - Mumm and Perrier-Jouet Champagnes

     - Sterling Vineyards California Wines

     - Tessera California Wines

     - Mumm Cuvee Napa California Sparkling Wine

     - Sandeman Ports and Sherries

     - Matheus Muller

     - Mumm German sekt

The Monterey Vineyard California wines and Barton & Guestier (B&G) French wines are produced for us.

     We also market low-alcohol and non-alcohol adult beverages. Seagram's Coolers are sold in a variety of fruit and mixed drink flavors. Its mixer line includes ginger ale, club soda, tonic water and seltzer. We are the exclusive U.S. importer of Grolsch Beer, owned by Royal Grolsch N.V., and of Steinlager Beer, owned by Lion Nathan Limited.

                                USE OF PROCEEDS

     Seagram will receive proceeds, net of underwriting discounts and expenses, from the U.S. offering, the Canadian offering and the international offering of approximately $1.416 billion. Seagram is also selling 18,500,000 7.50% adjustable conversion-rate equity security units in a separate offering. Seagram will receive proceeds, net of underwriting discounts and expenses, of approximately $898 million from the unit offering. The net proceeds of the offerings will be used:

     - to repay borrowings under our bank credit facilities of approximately $1.3 billion (in U.S. dollar equivalents) with maturities ranging from June 1999 up to three years,

     - to repay commercial paper borrowings of approximately $1.0 billion with maturities ranging up to 60 days, and

     - for general corporate purposes.
     The borrowings under the bank credit facilities were incurred in connection with the acquisition of PolyGram and bear interest at floating rates (currently at equivalent U.S. dollar interest rates ranging from 5.5% to 6.0% per annum). The commercial paper bears interest at a floating rate (currently 5.5% per annum).

                          PRICE RANGE OF COMMON SHARES

     The common shares are traded on the New York Stock Exchange under the symbol "VO". The following table sets forth, for the periods indicated, the high and low sales prices reported by the New York Stock Exchange, and the dividends per common share.

                                                          SEAGRAM COMMON SHARES
                                                      -----------------------------
                                                       HIGH      LOW      DIVIDENDS
                                                      ------    ------    ---------
FISCAL 1997
  First Quarter.....................................  $38.38    $30.88     $0.150
  Second Quarter....................................  $41.88    $35.25     $0.165
  Third Quarter.....................................  $42.75    $38.00     $0.165
  Fourth Quarter....................................  $41.88    $35.75     $0.165
FISCAL 1998
  First Quarter.....................................  $41.13    $33.94     $0.165
  Second Quarter....................................  $37.63    $30.25     $0.165
  Third Quarter.....................................  $39.75    $31.44     $0.165
  Fourth Quarter....................................  $46.69    $36.81     $0.165
FISCAL 1999
  First Quarter.....................................  $41.94    $28.69     $0.165
  Second Quarter....................................  $38.38    $25.13     $0.165
  Third Quarter.....................................  $51.25    $37.81     $0.165
  Fourth Quarter (through June 15, 1999)............  $65.00    $49.81     $0.165

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1999 (1) the historical capitalization of Seagram, (2) the pro forma adjustments for the common share offerings and the 7.50% adjustable conversion-rate equity security units offering and (3) the capitalization of Seagram giving pro forma effect to the offerings and the application of the net proceeds as described in "Use of Proceeds". The table should be read in conjunction with Seagram's financial statements, the notes thereto and the other financial data and statistical information included or incorporated by reference in this prospectus.

                                                            AS OF MARCH 31, 1999
                                                   --------------------------------------
                                                              PRO FORMA      PRO FORMA
                                                   ACTUAL    ADJUSTMENTS    AS ADJUSTED
                                                   -------   -----------   --------------
                                                             (US$ IN MILLIONS)
                                                                (UNAUDITED)
Net debt.........................................  $ 8,450     $(1,387)(a)    $ 7,063
Minority interest................................    1,878                      1,878
Shareholder's equity.............................   12,057       1,387(a)      13,444
                                                   -------     -------        -------
Total capitalization.............................  $22,385          --        $22,385
                                                   =======                    =======

---------------
(a) Reflects issuance of 18,500,000 7.50% adjustable conversion-rate equity security units and 29,000,000 common shares, the net proceeds of which will be used to repay existing borrowings.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     Our selected historical consolidated financial data presented below as of June 30, 1997 and 1998 and for the fiscal years then ended were derived from our historical consolidated financial statements and the notes thereto contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998, as amended, which is incorporated herein by reference, and have been audited by PricewaterhouseCoopers LLP, independent accountants. In addition, our selected historical consolidated financial data presented below for the fiscal years ended January 31, 1994, 1995 and 1996 and the five-month transition period ended June 30, 1996 were derived from our historical consolidated financial statements for the fiscal years ended January 31, 1995 and 1996 and the five-month transition period ended June 30, 1996 which have been audited by PricewaterhouseCoopers LLP. The data presented as of March 31, 1998 and 1999 and for the nine months ended March 31, 1998 and March 31, 1999 are derived from our unaudited consolidated financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, which is incorporated herein by reference. As a result of our sale of Tropicana Products, Inc. and our global juice business, our consolidated financial statements report the results of Tropicana as discontinued operations. The data presented below should be read in conjunction with our consolidated financial statements.

     Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles which conform in all material respects to Canadian generally accepted accounting principles. Except as otherwise noted, figures are in millions of U.S. dollars.

                            THE SEAGRAM COMPANY LTD.
                               (US$ IN MILLIONS)
                                  (UNAUDITED)

                                                                       FIVE-
                                                                       MONTH
                                                                     TRANSITION                           UNAUDITED
                                           FISCAL YEARS ENDED          PERIOD       FISCAL YEARS      NINE MONTHS ENDED
                                               JANUARY 31,             ENDED       ENDED JUNE 30,         MARCH 31,
                                       ---------------------------    JUNE 30,    -----------------   -----------------
                                        1994      1995      1996        1996       1997      1998      1998      1999
                                       -------   -------   -------   ----------   -------   -------   -------   -------
INCOME STATEMENT DATA
Revenues.............................  $ 4,724   $ 4,994   $ 7,787    $ 4,112     $10,354   $ 9,474   $ 7,372   $ 8,789
Operating income (loss)..............  $   622   $   614   $   435    $    93     $   719   $   553   $   538   $  (203)
Interest, net and other..............  $   275   $   317   $   195    $    99     $   147   $   228   $   183   $   301
Gain on sale of Time Warner shares...  $    --   $    --   $    --    $    --     $   154   $   926   $   433   $    --
Gain on USAi transaction.............  $    --   $    --   $    --    $    --     $    --   $   360   $   360   $    --
Equity earnings (losses) from
  unconsolidated companies...........  $    18   $    14   $    47    $    35     $    62   $   (45)  $   (40)  $   129
Income (loss) from continuing
  operations before the cumulative
  effect of accounting change........  $   249   $   170   $   144    $    67     $   445   $   880   $   571   $  (330)
Income (loss) from discontinued
  Tropicana operations, after tax....       34        24        30         18          57        66        51        (3)
Gain on sale of discontinued
  Tropicana operations, after tax....       --        --        --         --          --        --        --     1,072
Discontinued DuPont activities, after
  tax................................       96       617     3,232         --          --        --        --        --
                                       -------   -------   -------    -------     -------   -------   -------   -------
Income before cumulative effect of
  accounting change..................      379       811     3,406         85         502       946       622       739
Cumulative effect of accounting
  change, after tax..................       --       (75)       --         --          --        --        --        --
                                       -------   -------   -------    -------     -------   -------   -------   -------
Net income...........................  $   379   $   736   $ 3,406    $    85     $   502   $   946   $   622   $   739
                                       =======   =======   =======    =======     =======   =======   =======   =======
FINANCIAL POSITION DATA
  (AT END OF PERIOD)
Current assets.......................  $ 3,532   $ 3,938   $ 6,194    $ 6,307     $ 6,131   $ 6,971   $ 7,001   $ 8,786
Common stock of DuPont...............    3,154     3,670       631        651       1,034     1,228     1,118       955
Common stock of Time Warner..........    1,769     2,043     2,356      2,228       1,291        --       847        --
Other noncurrent assets..............    1,754     1,773    10,230     10,328      10,257    12,246    11,696    25,958
Net assets of discontinued Tropicana
  operations.........................    1,220     1,270     1,549      1,693       1,734     1,734     1,672        --
                                       -------   -------   -------    -------     -------   -------   -------   -------
         Total assets................  $11,429   $12,694   $20,960    $21,207     $20,447   $22,179   $22,334   $35,699
                                       =======   =======   =======    =======     =======   =======   =======   =======
Current liabilities..................  $ 2,776   $ 3,865   $ 3,557    $ 4,383     $ 3,087   $ 4,709   $ 5,092   $ 8,796
Long term indebtedness...............  $ 3,051   $ 2,838   $ 2,889    $ 2,562     $ 2,478   $ 2,225   $ 2,152   $ 7,073
Total liabilities....................  $ 6,428   $ 7,174   $ 9,788    $10,163     $ 9,174   $10,948   $11,210   $21,764
Minority interest....................       --        11     1,844      1,839       1,851     1,915     1,902     1,878
Shareholders' equity.................    5,001     5,509     9,328      9,205       9,422     9,316     9,222    12,057
                                       -------   -------   -------    -------     -------   -------   -------   -------
         Total liabilities and
           shareholders' equity......  $11,429   $12,694   $20,960    $21,207     $20,447   $22,179   $22,334   $35,699
                                       =======   =======   =======    =======     =======   =======   =======   =======
CASH FLOW DATA
  Cash flow from operating
    activities.......................  $   370   $   370   $   222    $   315     $   664   $  (241)  $    18   $   387
  Capital expenditures...............  $  (118)  $  (124)  $  (349)   $  (245)    $  (393)  $  (410)  $  (257)  $  (314)
  Other investing activities, net....  $(1,556)  $  (341)  $ 2,260    $  (346)    $ 2,101   $ 1,109   $   596   $(5,356)
  Dividends paid.....................  $  (209)  $  (216)  $  (224)   $  (112)    $  (239)  $  (231)  $  (173)  $  (181)

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF SELECTED HISTORICAL CONSOLIDATED
             FINANCIAL DATA AND SUPPLEMENTAL FINANCIAL INFORMATION

     The discussion and analysis which follows is derived from the management's discussion and analysis of financial condition and results of operations included in our Form 10-Q for the fiscal quarter ended March 31, 1999, which is incorporated herein by reference. The discussion presented below should be read in conjunction with the Form 10-Q.

RESULTS OF OPERATIONS

     This discussion includes revenues and operating income for the three lines of business within the entertainment segment: music, filmed entertainment and recreation and other. This discussion also includes information about our share of the results of investments in companies which are not consolidated with the results of Seagram. Investments in these companies are reported as "Equity earnings from unconsolidated companies". We believe this information will help you to better understand Seagram's business results.

     This information also includes earnings before interest, taxes, depreciation and amortization from consolidated companies, referred to as "EBITDA". Because of the significant goodwill associated with our acquisitions, we believe EBITDA is an appropriate measure of operating performance. However, you should note that EBITDA is not a substitute for operating income, net income, cash flows and other measures of financial performance as defined by U.S. generally accepted accounting principles.

     Seagram acquired PolyGram on December 10, 1998. The results for the nine months ended March 31, 1999 include the PolyGram results from the date of acquisition. The discussion also includes pro forma financial information which shows the effect of the PolyGram acquisition and the USA transactions as if they had occurred at July 1, 1997. The USA transactions are:

     - the acquisition on October 21, 1997 of an incremental 50% interest in the USA Networks partnership for $1.7 billion,

     - the sale on February 12, 1998 of a 50% interest in USA Networks to USA Networks, Inc., and

     - the contribution of the remaining 50% in USA Networks, the majority of the televisions assets of Universal Studios, Inc. and 50% of the international operations of USA Networks to USANi LLC.

     In exchange for the contribution, Universal Studios, Inc. received a 10.7% interest in USAi and a 45.8% exchangeable interest in USANi LLC.

                            THE SEAGRAM COMPANY LTD.
                       (US$ IN MILLIONS EXCEPT PER SHARE)
                                  (UNAUDITED)

                                                                    ACTUAL               PROFORMA
                                                              NINE MONTHS ENDED     NINE MONTHS ENDED
                                                                  MARCH 31,             MARCH 31,
                                                              ------------------    ------------------
                                                               1998       1999       1998       1999
                                                              -------    -------    -------    -------
Revenues
  Entertainment
     Music..................................................  $ 1,096    $ 2,409    $ 4,661    $ 4,994
     Filmed entertainment...................................    2,333      2,141      2,739      2,588
     Recreation & other.....................................      544        618        544        618
                                                              -------    -------    -------    -------
  Entertainment.............................................    3,973      5,168      7,944      8,200
  Spirits & wine............................................    3,399      3,621      3,399      3,621
                                                              -------    -------    -------    -------
Total revenues..............................................  $ 7,372    $ 8,789    $11,343    $11,821
                                                              =======    =======    =======    =======
Operating income (loss)
  Entertainment
     Music..................................................  $   (23)   $   (80)   $   (32)   $   121
     Filmed entertainment...................................      217       (119)        71       (194)
     Recreation & other.....................................       29         31         29         31
                                                              -------    -------    -------    -------
  Entertainment.............................................      223       (168)        68        (42)
  Spirits & wine............................................      374        438        374        438
  Restructuring charge......................................       --       (405)        --         --
  Corporate.................................................      (59)       (68)       (59)       (68)
                                                              -------    -------    -------    -------
Total operating income (loss)...............................      538       (203)       383        328
Interest, net & other.......................................      183        301        457        526
Gain on sale of Time Warner shares..........................      433         --        433         --
Gain on USAi transaction....................................      360         --        360         --
Provision (benefit) for income taxes........................      489        (18)       399         76
Minority interest...........................................       48        (27)        22          3
Equity earnings (losses) from unconsolidated companies......      (40)       129          4        122
                                                              -------    -------    -------    -------
NET INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS............  $   571    $  (330)   $   302    $  (155)
                                                                                    =======    =======
Income (loss) from discontinued operations..................       51         (3)
Gain on sale of discontinued operations.....................       --      1,072
                                                              -------    -------
NET INCOME..................................................  $   622    $   739
                                                              =======    =======
EARNINGS PER SHARE -- Basic
  Income (loss) from continuing operations..................  $  1.63    $ (0.90)   $  0.76    $ (0.39)
  Income (loss) from discontinued operations................     0.14      (0.01)
  Gain on sale of discontinued operations...................       --       2.91
                                                              -------    -------
                                                              $  1.77    $  2.00
                                                              =======    =======
EARNINGS PER SHARE -- Diluted
  Income (loss) from continuing operations..................  $  1.62    $ (0.90)   $  0.75    $ (0.39)
  Income (loss) from discontinued operations................     0.14      (0.01)
  Gain on sale of discontinued operations...................       --       2.91
                                                              -------    -------
                                                              $  1.76    $  2.00
                                                              =======    =======
Net cash provided by operating activities...................  $    18    $   387
Net cash provided by (used for) investing activities........  $   339    $(5,670)
Net cash provided by financing activities...................  $   471    $ 5,082

                       SUPPLEMENTAL FINANCIAL INFORMATION
                           ACTUAL REVENUES AND EBITDA
                               (US$ IN MILLIONS)
                                  (UNAUDITED)

                                                             REVENUES                    EBITDA
                                                        -------------------        ------------------
                                                         NINE MONTHS ENDED         NINE MONTHS ENDED
                                                             MARCH 31,                 MARCH 31,
                                                        -------------------        ------------------
                                                         1998        1999           1998        1999
                                                        ------      -------        ------      ------
Entertainment
  Music
     Consolidated companies...........................  $1,096      $ 2,409        $   72      $  208
     Unconsolidated companies.........................      56           49             5           4
                                                        ------      -------        ------      ------
     Total............................................   1,152        2,458            77         212
  Filmed entertainment
     Consolidated companies...........................   2,333        2,141           293         (67)
     Unconsolidated companies.........................     775        1,287            93         278
                                                        ------      -------        ------      ------
     Total............................................   3,108        3,428           386         211
  Recreation & other
     Consolidated companies...........................     544          618            83          92
     Unconsolidated companies.........................     217          192            41          62
                                                        ------      -------        ------      ------
     Total............................................     761          810           124         154
  Entertainment
     Consolidated companies...........................   3,973        5,168           448         233
     Unconsolidated companies.........................   1,048        1,528           139         344
                                                        ------      -------        ------      ------
     Total entertainment..............................   5,021        6,696           587         577
                                                        ------      -------        ------      ------
Spirits & wine
     Consolidated companies...........................   3,399        3,621           525         536
     Unconsolidated companies.........................     175          115             2           5
     Charge for Asia..................................                                (60)         --
                                                        ------      -------        ------      ------
     Total spirits & wine.............................   3,574        3,736           467         541
                                                        ------      -------        ------      ------
Total company
     Consolidated companies...........................   7,372        8,789           973         769
     Unconsolidated companies.........................   1,223        1,643           141         349
     Charge for Asia..................................                                (60)         --
                                                        ------      -------        ------      ------
     Total............................................  $8,595      $10,432        $1,054      $1,118
Unconsolidated companies adjustment...................                               (141)       (349)
Depreciation expense..................................                               (174)       (212)
Amortization of intangibles & step-up of assets.......                               (147)       (294)
Restructuring charge -- entertainment.................                                 --        (405)
Corporate expenses....................................                                (54)        (61)
                                                                                   ------      ------
Operating income (loss)...............................                             $  538      $ (203)
                                                                                   ======      ======

                       SUPPLEMENTAL FINANCIAL INFORMATION
                         PRO FORMA REVENUES AND EBITDA
                               (US$ IN MILLIONS)
                                  (UNAUDITED)

                                                              REVENUES                       EBITDA
                                                     --------------------------    --------------------------
                                                         NINE MONTHS ENDED             NINE MONTHS ENDED
                                                             MARCH 31,                     MARCH 31,
                                                     --------------------------    --------------------------
                                                        1998           1999           1998           1999
                                                     -----------    -----------    -----------    -----------
Entertainment
  Music
     Consolidated companies........................    $ 4,661        $ 4,994        $  593         $  722
     Unconsolidated companies......................         56             49             5              4
                                                       -------        -------        ------         ------
     Total.........................................      4,717          5,043           598            726
  Filmed entertainment
     Consolidated companies........................      2,739          2,588           133           (131)
     Unconsolidated companies......................      1,134          1,287           199            278
                                                       -------        -------        ------         ------
     Total.........................................      3,873          3,875           332            147
  Recreation & other
     Consolidated companies........................        544            618            83             92
     Unconsolidated companies......................        217            192            41             62
                                                       -------        -------        ------         ------
     Total.........................................        761            810           124            154
  Entertainment
     Consolidated companies........................      7,944          8,200           809            683
     Unconsolidated companies......................      1,407          1,528           245            344
                                                       -------        -------        ------         ------
     Total entertainment...........................      9,351          9,728         1,054          1,027
                                                       -------        -------        ------         ------
  Spirits & wine
     Consolidated companies........................      3,399          3,621           525            536
     Unconsolidated companies......................        175            115             2              5
     Charge for Asia...............................                                     (60)            --
                                                       -------        -------        ------         ------
     Total spirits & wine..........................      3,574          3,736           467            541
                                                       -------        -------        ------         ------
  Total company
     Consolidated companies........................     11,343         11,821         1,334          1,219
     Unconsolidated companies......................      1,582          1,643           247            349
     Charge for Asia...............................         --             --           (60)            --
                                                       -------        -------        ------         ------
     Total.........................................    $12,925        $13,464         1,521          1,568
Unconsolidated companies adjustment............................................        (247)          (349)
Depreciation expense...........................................................        (228)          (238)
Amortization of goodwill & step-up of assets...................................        (609)          (592)
Corporate expenses.............................................................         (54)           (61)
                                                                                     ------         ------
Operating income...............................................................      $  383         $  328
                                                                                     ======         ======

     Revenues increased 19 percent in the nine months ended March 31, 1999 compared to the same period in 1998. This was primarily due to the PolyGram acquisition and improved spirits and wine results. The nine month results include a $405 million pre-tax restructuring charge for the integration of PolyGram into the existing music and film operations. Operating income of $538 million in the nine months of the prior year also included a $60 million charge for Asia Pacific spirits and wine operations. Excluding those charges, operating income declined 66 percent in the nine month period. The decrease reflects the higher amortization and depreciation expense associated with the PolyGram acquisition. Disappointing box office releases of several motion pictures also contributed to the decline.

     For the nine months ended March 31, 1999, EBITDA from consolidated and unconsolidated companies increased six percent to $1,118 million on total revenues of $10.4 billion. Excluding the $60 million charge for Asia Pacific spirits and wine operations from last year's results, EBITDA from consolidated and unconsolidated companies was flat for the nine months ended March 31, 1999.

     On a pro forma basis for consolidated companies, revenues increased four percent in the nine months ended March 31, 1999 to $11.8 billion. Operating income was $328 million for the nine months ended March 31, 1999 compared with $383 million for the same period in 1998. Excluding the $60 million charge for Asia Pacific spirits and wine operations in the prior year, pro forma operating income was down 26 percent for the nine months For the nine months, pro forma EBITDA decreased four percent. Excluding the $60 million charge for Asia Pacific spirits and wine operations in the prior year, pro forma EBITDA declined nine percent. The decline in pro forma operating income and EBITDA in the nine month period is primarily due to the poor performance of the filmed entertainment business, which more than offset improvements in all other businesses.

RESTRUCTURING CHARGE

     Seagram recorded a restructuring charge in the second quarter of $405 million. This charge relates to our efforts to streamline entertainment operations after the acquisition of PolyGram. The charge related entirely to Seagram's global music and film production, financial, marketing and distribution operations. It included:

     - severance,

     - rationalization of facilities and labels,

     - termination of artists and distribution contracts, and

     - costs related to exiting film production arrangements and properties in development.

     Music operations account for the majority of the charge. We exclude this restructuring charge when discussing EBITDA and pro forma results.

     The components of the $405 million charge are:

     - $126 million for severance and other employee related costs,

     - $128 million for facility and label rationalization, and

     - $151 million of contract termination, and other costs.

     The severance and other employee-related costs provide for a reduction of approximately 1,200 employees worldwide. This reduction is due to facility closures, elimination of duplicate positions and streamlining of operations in order to obtain cost reductions. The facility rationalization costs provide for domestic and international lease terminations and the write-off of the net book value of furniture, fixtures and equipment and leasehold improvements for vacated properties. The costs of contract terminations are comprised primarily of:

     - artists' contracts,

     - distribution contracts,

     - story property commitments, and

     - term deals.

     The cash element of the charge is approximately $318 million. The noncash element of the charge is approximately $87 million. As of March 31, 1999, cash payments of approximately $47 million have been made against the charge. As of that date, approximately $11 million of non-cash elements were used. We anticipate these activities will be substantially completed by December 31, 1999.

ENTERTAINMENT

     The entertainment segment contributed $5.2 billion to revenues in the nine months ended March 31, 1999, an increase of 30 percent compared to the same period in 1998. The increase was primarily due to the acquisition of PolyGram, partially offset by lower filmed entertainment revenues. There was an operating loss of $168 million for the nine months ended March 31, 1999 versus income of $223 million for the same period in 1998. The decline in operating income was primarily due to increased amortization and depreciation expense from the PolyGram acquisition and disappointing motion picture results.

     The prior year consolidated results include USA Networks from October 21, 1997 until February 12, 1998, during which time our interest was increased to 100 percent. In the current year, following the USA transactions, our interest is approximately 50 percent of USANi LLC. The results of USANi LLC are included in equity earnings in unconsolidated companies. Equity in earnings from unconsolidated companies increased to $129 million in the nine months ended March 31, 1999 versus losses last year of $37 million. The increase in equity earnings reflects the improved operating results in the businesses of USANi LLC and the impact of the USA transactions. In addition, we benefited from improved operating results at Loews Cineplex Entertainment Corporation ("Loews Cineplex") in the nine month period ended March 31, 1999 compared to Cineplex Odeon Corporation (owned in the prior year).

     On a pro forma basis, revenues increased three percent in the nine months ended March 31, 1999 to $8.2 billion. There was an operating loss of $42 million for the nine months ended March 31, 1999 versus income of $68 million in the same period in 1998.

MUSIC

Consolidated Operations

     Actual revenues more than doubled in the nine month period ended March 31, 1999. There was an operating loss of $80 million for the nine month period, compared to a loss of $23 million for the same period in 1998. EBITDA almost tripled in the nine month period ended March 31, 1999 compared to the prior year. The significant increases in revenues and EBITDA are largely due to the PolyGram acquisition. The decline in operating income is primarily due to higher amortization and depreciation expenses from the PolyGram acquisition.

     On a pro forma basis, revenues increased seven percent in the nine months ended March 31, 1999. This increase was due to improved sales of higher priced units. Pro forma operating income was $121 million for the nine months ended March 31, 1999 compared to a loss of $32 million for the same period in 1998. Pro forma EBITDA increased 22 percent in the nine months ended March 31, 1999 compared to the same period in 1998. These improvements are due to Seagram's progress in integrating PolyGram and Universal Music and eliminating costs.

Unconsolidated Operations

     The equity in earnings from unconsolidated companies was income of $4 million for the nine months ended March 31, 1999, and was unchanged compared to the same period in 1998. Unconsolidated companies include Universal Concerts Canada and Universal/PACE Amphitheaters Group, L.P. Both companies are concert joint ventures and are not material to Universal Music Group.

FILMED ENTERTAINMENT

Consolidated Operations

     Filmed Entertainment revenues declined eight percent in the nine month period ended March 31, 1999 compared to the same period in 1998. Operating income decreased on a nine-month basis from income of $217 million in the prior year to a loss of $119 million in the current year. The prior year nine-month results included operating income of $76 million for USA Networks from October 21, 1997 until February 12, 1998. In the current year the contribution of USANi LLC is included in equity from unconsolidated companies and not in consolidated operations. The Motion Picture Group results declined because of the disappointing box office performance of current year releases such as Virus, edTV, Meet Joe Black and Babe: Pig in the City. Also, comparisons with last year's results are difficult since those results benefited from the carryover of The Lost World: Jurassic Park and Liar, Liar. International Television and Library results declined year-on-year due to start-up costs relating to the new international channels and lower television library sales. On a nine-month basis, EBITDA from consolidated companies declined from $293 million in the prior year to a loss of $67 million in the current year. The prior year results included $97 million of EBITDA related to USA Networks, which was consolidated from October 21, 1997 until February 12, 1998. There is no contribution from USA Networks in consolidated EBITDA in the current year.

     On a pro forma basis, Filmed Entertainment includes the results of PolyGram Filmed Entertainment in the motion picture group and the prior year results reflect the USA transactions as though they had both occurred at July 1, 1997. On a pro forma basis, revenues declined six percent in the nine month period ended March 31, 1999 to $2.6 billion. EBITDA was a loss of $131 million for the nine months ended March 31, 1999 compared to income of $133 million in the prior year. Operating income on a nine-month basis decreased from income of $71 million in the prior year to a loss of $194 million in the current year.

     The poor response to edTV materially diminished Filmed Entertainment's outlook for the year. However, with the success of Life and a promising slate for the remainder of this calendar year -- including The Mummy, Notting Hill and American Pie -- the Motion Picture Group expects to improve its box office performance. Even though we expect to improve box office results, we anticipate a loss in the fourth quarter in line with the loss for the third quarter, and it will be several quarters before our film business returns to profitability.

Unconsolidated Operations

     The equity in earnings from unconsolidated companies increased from a loss of $26 million for the nine month period in the prior year to income of $127 million in the current year. Revenues from unconsolidated companies increased 66 percent over the prior nine months. EBITDA tripled in the nine month period. The significant improvement is due primarily to improved operating results in the businesses of USANi LLC. It is also due to the impact of including USANi's results in equity in earnings from unconsolidated companies for all of the current year. In the prior year, Seagram owned 100 percent of USA Networks for the period from October 21, 1997 to February 12, 1998. During that period, the results were included in consolidated operations, not in equity in earnings from unconsolidated companies. In addition, Seagram benefited from improved operating results at Loews Cineplex in the nine-month period compared to Cineplex Odeon Corporation (owned in the prior year). In addition to USANi LLC and Loews Cineplex, the unconsolidated companies principally include United Cinemas International Multiplex B.V., Cinema International Corporation N.V., Cinema International B.V. and Brillstein Grey Entertainment.

RECREATION AND OTHER

Consolidated Operations

     Revenues for recreation and other increased 14 percent in the nine month period ended March 31, 1999. Operating income increased seven percent to $31 million on a nine-month basis. EBITDA increased 11 percent in the nine month period. These increases reflect the success of the Crash Bandicoot and Spyro video games and improved sales by Spencer Gifts. This was partially offset by the weakness of Universal Studios Hollywood. Attendance at the theme park in Hollywood declined 10 percent for the nine months ended March 31, 1999, largely due to the impact of the Asian economic and currency crisis on tourism. There was essentially no change in per capita spending at the park year-on-year.

Unconsolidated Operations

     In the nine months ended March 31, 1999, the equity in earnings from unconsolidated companies improved from a loss of $15 million in the prior year to a loss of $2 million in the current year. Revenues from unconsolidated companies decreased 12 percent while EBITDA increased 51 percent. The improvement in the nine month results is largely due to a gain recognized by Sega GameWorks L.L.C., on the sale of its game sales operation to Sega in the first quarter. In addition to Sega GameWorks, the unconsolidated companies include Universal Studios Florida, Port Aventura, Interplay Entertainment Corp as well as other smaller Investments. At Universal Studios Florida, paid attendance declined one percent year-to-date, while per capita spending increased one percent year-to-date, principally driven by a higher admission price.

SPIRITS AND WINE

Consolidated Operations

     Revenues increased seven percent in the nine months while operating income increased 17 percent in the nine months. Operating income in the prior year included a $60 million charge related to operations in Asia. Excluding the impact of this charge, operating income increased one percent for the nine months.

     Asia Pacific's revenues increased 65 percent for the nine months and operating income increased 33 percent, as the region continues to recover from the difficult economic conditions experienced there after the first quarter last year. Revenues in North America were five percent higher for the nine months. Operating income in North America was six percent higher for the nine months. These improvements reflect higher volumes and pricing, partially offset by increased marketing investment. Europe's revenues increased five percent in the nine months while operating income increased two percent in the nine months. In Latin America, the nine months revenues declined two percent and operating income decreased 10 percent. These declines are due to the difficult economic conditions in the region, particularly in Brazil.

     In the nine months ended March 31, 1999, cost of goods sold as a percentage of revenues increased to 53.2 percent from 52.1 percent the prior year. Selling, general and administrative expenses as a percentage of revenues decreased to
34.2 percent from 35.4 percent due to slight reductions in both brand spending and overhead expenses coupled with improved revenues. Total brand spending declined one percent at constant exchange rates in the nine-month period. Brand equity spending increased three percent for the nine months at constant exchange rates.

     Spirits and wine case volumes, including unconsolidated companies, increased two percent in the nine months.

     EBITDA from consolidated companies increased 15 percent in the nine months. Excluding the impact of the $60 million charge for Asia Pacific from the prior year results, EBITDA would have increased two percent in the nine months.

Unconsolidated Operations

     The equity in earnings of unconsolidated companies was breakeven in the nine months compared to a loss of $3 million in the prior year period. Revenues from unconsolidated companies declined by 34 percent in the nine months. EBITDA more than doubled in the nine months. The year-on-year variances are primarily due to changes in the entities that are included in unconsolidated companies. In the current year they are Kirin-Seagram Limited in Japan and Seagram (Thailand) Limited. In the nine months ended March 31, 1998 they also included Doosan Seagram Co., Ltd. in Korea. As a result of an additional investment in Doosan Seagram Co., Ltd. at the end of June 1998, that affiliate's results are now consolidated.

CORPORATE EXPENSES AND INTEREST, NET AND OTHER

     Corporate expenses were $68 million in the current year nine months as compared to $59 million in the prior year. The year-on-year variance is primarily due to increased costs associated with certain stock-based compensation resulting from the change in the market value of Seagram's shares during the period. Interest, net and other was $301 million in the current nine months and $183 million in the prior year nine months. The increase reflects the funding of the PolyGram acquisition.

NET INCOME/(LOSS)

     In the nine months, which includes the $1.1 billion after-tax gain on the sale of Tropicana, net income was $739 million or $2.00 per basic share and per diluted share. In the nine months, net income from continuing operations was a loss of $86 million or $0.23 per share, compared with income of $153 million or $0.44 per share in the prior year. Income from continuing operations excludes:

     - the entertainment restructuring charge,

     - the prior year charge for Asia Pacific spirits and wine operations,

     - the gains on the sale of Time Warner shares and USAi transaction, and

     - discontinued Tropicana operations.

     The net income decline primarily reflects the operating income shortfall and higher interest expense associated with funding the PolyGram acquisition, which are partially offset by high equity earnings from unconsolidated companies.

                            THE SELLING SHAREHOLDERS

     The following table sets forth for each selling shareholder:

     - that selling shareholder's beneficial ownership of common shares prior to the offerings and the percentage of total voting power represented thereby and

     - the number of common shares to be beneficially owned by that selling shareholder after the offerings and the percentage of total voting power represented thereby.

     Charles R. Bronfman is Co-Chairman of Seagram.

                                         BEFORE THE OFFERINGS                               AFTER THE OFFERINGS
                                     -----------------------------   COMMON SHARES   ----------------------------------
                                     COMMON SHARES   PERCENTAGE OF   TO BE SOLD IN     COMMON SHARES      PERCENTAGE OF
                                     BENEFICIALLY    TOTAL VOTING         THE        TO BE BENEFICIALLY   TOTAL VOTING
NAME OF SELLING SHAREHOLDER              OWNED           POWER         OFFERINGS           OWNED              POWER
---------------------------          -------------   -------------   -------------   ------------------   -------------
C. Bronfman Family Trust(1)........   16,320,000          4.0%         2,000,000         14,320,000            3.3%
CRB Associates, Limited
  Partnership(1)...................    2,500,000          0.6          1,200,000          1,300,000            0.3
Esarbee Investments Limited(1).....    2,000,000          0.5          2,000,000                  0              0
The Charles R. Bronfman Trust(1)...    1,100,000          0.3          1,100,000                  0              0
The Charles Bronfman Trust(1)......    1,100,000          0.3          1,100,000                  0              0
The Chastell Foundation(2).........      494,164          0.1            440,000             54,164              *
The CRB Foundation(2)..............      160,000            *            160,000                  0              0
                                      ----------         ----          ---------         ----------           ----
Total(3)...........................   23,674,164          5.9%         8,000,000         15,674,164            3.6%

---------------
(1) The selling shareholders are trusts formed for the benefit of Charles R. Bronfman and his descendants or are entities principally owned directly or indirectly by trusts formed for the benefit of the Bronfman family.

(2) Charles R. Bronfman is a member and a director of these foundations.

(3) After the offerings, the selling shareholders, together with trusts for the benefit of Charles R. Bronfman and his descendants and related entities, will own 44,596,924 common shares or 10.3% of the total voting power represented thereby.

* Less than 0.1%.

                          DESCRIPTION OF SHARE CAPITAL

     The following brief summary of our share capital is not complete and is qualified in its entirety by reference to all the provisions of our articles of amalgamation and our by-laws.

     Our authorized capital currently consists of an unlimited number of common shares, of which 403,479,724 common shares were outstanding at June 15, 1999, and an unlimited number of preferred shares, none of which are outstanding.

                                 COMMON SHARES

     A holder of common shares receives one vote per share at shareholder meetings, except at meetings where only the holders of a different class or series of shares may vote. Subject to the rights of another class or series of shares that rank ahead of the common shares:

     - holders of common shares receive dividends when declared and paid by the board of directors, and

     - if Seagram is liquidated, holders of common shares are entitled to the remaining property of Seagram, after all prior claims are satisfied.

     Shares that rank ahead of the common shares include our first preferred shares and second preferred shares. Holders of common shares are not entitled to any preemptive rights to acquire any other securities.

     At March 31, 1999, Joseph E. Seagram & Sons, Inc., our subsidiary, had outstanding Liquid Yield Option Notes ("LYONs"). The LYONs:

     - are guaranteed by Seagram on a subordinated basis,

     - are convertible into common shares at a conversion rate of 18.44 common shares for each $1,000 face amount LYON (297,256 shares at March 31, 1999), and

     - mature on March 5, 2006.

     At March 31, 1999, 37,550,310 common shares were potentially issuable upon the conversion of the LYONs and the exercise of outstanding employee stock options.

     We send holders of common shares annual reports containing audited financial statements. In addition, we send holders of common shares quarterly reports containing unaudited financial information if they make an annual election to receive that information.

     The transfer agents and registrars for the common shares are CIBC Mellon Trust Company and ChaseMellon Shareholder Services L.L.C.

     Under Canadian income tax law, payment of dividends by us to holders of common shares who are not Canadian residents is subject to Canadian withholding tax. For holders who are U.S. residents, 15% of the dividends must generally be withheld under treaty arrangements between the United States and Canada. For holders resident in other countries, the withholding rate varies. For a U.S. shareholder, the amount of tax withheld in Canada will generally:

     - be deductible from gross income, or

     - at the election of the taxpayer (subject to various conditions) the amount withheld in Canada may be credited against U.S. income tax.

     Dividends received by a U.S. shareholder will not qualify for the partial dividends received deduction allowable to corporations.

     This discussion is provided for purposes of general information only. You should refer to the additional information in "U.S. Federal Income Tax Considerations for U.S. Persons" and "Canadian Income Tax Consequences".

                                PREFERRED SHARES

     Preferred shares are divided into two classes, first preferred shares and second preferred shares. For payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Seagram:

     - first preferred shares rank in priority to common shares and second preferred shares, and

     - second preferred shares rank in priority to common shares.

     First preferred shares and second preferred shares are issuable in series. The board of directors can determine the number, designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of each series, including:

     - dividend rights,

     - voting rights,

     - conversion rights,

     - redemption and purchase provisions, and

     - restrictions on payment of dividends on common shares or any other shares ranking junior to the shares of the series.

            U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. PERSONS

     The following summary describes the material U.S. federal income tax consequences of the ownership of common shares as of the date hereof to U.S. persons as defined in the Internal Revenue Code of 1986 (the "Code") (1) who are residents of the United States for purposes of the current Canada-United States Income Tax Treaty (the "Treaty"), (2) whose common shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Canada and (3) who otherwise qualify for the full benefits of the Treaty. Under the Code, a "U.S. person" means a person who is any of the following:

     - a citizen or resident of the United States,

     - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof,

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

     - a trust that is subject to the supervision of a court within the United States and the control of one or more U.S. persons or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     This summary is based on current law, which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, an insurance company, a tax exempt organization, a person holding the common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a person owning 10% or more of our voting stock or a U.S. person whose "functional currency" is not the U.S. dollar). For purposes of this discussion, we have assumed that you will hold the common shares as a capital asset as defined under the Code. In addition, we have assumed that the common shares will not be considered taxable Canadian property as described under "Canadian Income Tax Consequences". We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE OWNERSHIP OF COMMON SHARES, AS WELL AS THE CONSEQUENCES TO YOU ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR OTHER TAXING JURISDICTION.

TAXATION OF DIVIDENDS

     The gross amount of dividends paid to you (including amounts withheld to reflect Canadian withholding taxes) will be treated as dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. You will be required to include any such dividends in your gross income as ordinary income on the day it is received. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

     The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received by you calculated by reference to the exchange rate in effect on the date received, regardless of whether the Canadian dollars are converted into U.S. dollars. If you do not convert the Canadian dollars you receive into U.S. dollars on the date of receipt, you will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized by you on a subsequent conversion or other disposition of the Canadian dollars will be treated as ordinary income or loss.

     The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15 percent. Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, for certain holders, "financial services income". Special rules will apply to you if your foreign source income during the taxable year consists entirely of "qualified passive income" and your creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, you may not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common shares if you (1) have held common shares for less than a specified minimum period during which you are not protected from risk of loss, (2) are obligated to make payments related to the dividends or (3) hold the common shares in an arrangement in which your expected economic profit, after non-U.S. taxes, is insubstantial. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

     To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to you, causing a reduction in the adjusted basis of your common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the common shares). The balance in excess of your adjusted basis will be taxed to you as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and you would not be able to use the foreign tax credit arising from any Canadian withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. tax you owe on other foreign source income in the appropriate category for foreign tax purposes.

TAXATION OF CAPITAL GAINS

     When you sell, exchange or otherwise dispose of a common share, you will recognize gain or loss equal to the difference between the amount you receive and your basis in the common share. Your gain or loss will generally be treated as United States source gain or loss and will be capital gain or loss. If you are an individual and the common share being sold, exchanged or otherwise disposed of is a capital asset held for more than one year, you may be eligible for reduced rates of taxation on any capital gain recognized. Your ability to deduct capital losses is subject to limitations.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Unless you are an exempt recipient such as a corporation, payments on the common shares and the proceeds received with respect to the sale of common shares may be subject to information reporting and may also be subject to U.S. federal backup withholding tax at the rate of 31% if you fail to supply an accurate taxpayer identification number or otherwise fail to comply with applicable U.S. information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against your U.S. federal income tax liability.

                        CANADIAN INCOME TAX CONSEQUENCES

INTRODUCTION

     In the opinion of Goodman Phillips & Vineberg, our Canadian counsel, the following is an accurate summary of Canadian federal income tax considerations under the Income Tax Act(Canada) (the "Act") generally applicable to holders of common shares who are residents of the United States for purposes of the Canada-United States Income Tax Convention, 1980 (the "Convention") who have not been and will not be resident or deemed to be resident in Canada at any time while they have held or will hold any such common shares. This summary is only applicable to you if the common shares are not "taxable Canadian property", as defined in the Act, and you do not use or hold or are not deemed to use or hold common shares in connection with carrying on a business in Canada.

     Generally, the common shares will not be taxable Canadian property provided that they are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and the New York Stock Exchange), you do not use or hold, and are not deemed to use or hold, those common shares in connection with carrying on a business in Canada and that you, persons with whom you do not deal at arm's length or you and those persons, have not owned (taking into account any interest in or option in respect of the common shares) 25% or more of the issued shares of any class or series of our capital stock at any time within five years preceding the date of disposition.

     This summary is not applicable to you if you carry on an insurance business in Canada and elsewhere, in respect of the common shares that are effectively connected with your Canadian insurance business or that are "designated insurance property" as defined in the Act.

     This summary is based on the Act, the regulations thereunder and counsel's understanding of the administrative policies and assessing practices published by Revenue Canada, in effect as of the date of this prospectus. This summary takes into account all proposed amendments to the Act and regulations thereunder announced by the Minister of Finance of Canada, prior to the date hereof (the "Tax Proposals"), although no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law, administrative policy or assessing practice, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein. No advance income tax ruling has been sought or obtained from Revenue Canada to confirm the tax consequences described herein.

     This summary is of a general nature only and is not intended to be, and should not be construed to be legal, business or tax advice to you. You should consult your own tax advisors for advice with respect to your particular circumstances.

     For the purposes of the Act, all amounts, including dividends, must be expressed in Canadian dollars; amounts denominated in U.S. dollars must be converted into Canadian dollars based on the U.S. dollar exchange rate generally prevailing at the time such amounts arise.

TAXATION OF DIVIDENDS

     Where you receive or are deemed to receive a dividend, it will generally be subject to Canadian withholding tax under the Convention at the rate of 15%, provided you are the beneficial owner of such payment.

SALE OR DISPOSITION

     You will not be subject to tax under the Act upon the sale or other disposition of the common shares.

                           VALIDITY OF COMMON SHARES

     Simpson Thacher & Bartlett, our U.S. counsel, will provide an opinion for us regarding the registration of the common shares under the Securities Act of 1933. Goodman Phillips & Vineberg S.E.N.C., our Canadian counsel, will provide opinions for us regarding the validity of the common shares. The Underwriters are being advised as to U.S. matters by Sullivan & Cromwell, U.S. counsel for those underwriters. Ogilvy Renault S.E.N.C., Canadian counsel for the underwriters, will pass upon the validity of the common shares for those underwriters.

                                    EXPERTS

     Our consolidated financial statements as of June 30, 1997 and 1998 and for the year ended January 31, 1996, the five-month transition period ended June 30, 1996 and the years ended June 30, 1997 and 1998, incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 1998, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of PolyGram as of December 31, 1996 and 1997 and for each of the years in the three year period ended December 31, 1997 incorporated in this prospectus by reference to our Form 8-K, dated August 25, 1998, as amended, have been audited by KPMG Accountants N.V., as stated in their report, and have been so incorporated in reliance upon the report of that firm given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information filed by us at the SEC's Public Reference Rooms at:

     - 450 Fifth Street, NW, Washington, D.C. 20549,

     - Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and

     - Seven World Trade Center, New York, New York 10048.

     You may also request copies of these documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's Public Reference Rooms. Our SEC filings are also available to the public on the SEC's Internet site (http://www.sec.gov).

     We have filed a registration statement on Form S-3 under the Securities Act of 1933 covering the securities described in this prospectus. For further information with respect to us and those securities, you should refer to our registration statement and its exhibits. We have summarized certain key provisions of contracts and other documents that we refer to in this prospectus. Because a summary may not contain all the information that is important to you, you should review the full text of the document. We have included copies of these documents as exhibits to our registration statement.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to another document that we filed with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

     - our Annual Report on Form 10-K for the fiscal year ended June 30, 1998, as amended,

     - our Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 1998, December 31, 1998 and March 31, 1999,

     - our Current Reports on Form 8-K dated July 20, 1998, August 4, 1998, August 25, 1998, as amended, September 1, 1998, as amended, November 10, 1998, November 16, 1998, November 24, 1998, December 6, 1998, December 9, 1998, December 10, 1998, as amended, December 14, 1998, April 7, 1999 and May 13, 1999.

     You may request a copy of our filings (other than exhibits) at no cost, by writing or telephoning SCL at 1430 Peel Street, Montreal, Quebec H3A 1S9, telephone (514) 849-5271, attention: Shareholder Services.

                           JURISDICTION OVER SEAGRAM

     We are a Canadian corporation and certain of our directors and officers and the experts referred to above are citizens or residents of countries other than the United States. A substantial portion of our assets and of those persons are located outside the United States. Accordingly, it may be difficult for investors:

     - to obtain jurisdiction over us and those directors and officers and experts in courts in the United States in actions predicated on the civil liability provision of the U.S. federal securities,

     - to enforce against us or those persons judgments obtained in such actions,

     - to obtain judgments against us or those persons in original actions in Canadian or other foreign courts predicated solely upon the U.S. federal securities laws, or

     - to enforce against us or those persons in Canadian or other foreign courts judgments of courts in the United States predicated upon the civil liability provision of the U.S. federal securities laws.

                DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

     This prospectus contains or incorporates by reference statements which constitute "forward-looking statements", in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance, both before and after the consummation of the offerings. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

                                  UNDERWRITING

     Seagram, the selling shareholders and the underwriters for the U.S. offering (the "U.S. underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each U.S. underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, PaineWebber Incorporated, Salomon Smith Barney Inc. and Blaylock & Partners, L.P. are the representatives of the U.S. underwriters.

                                                              Number of
                     U.S. Underwriters                          Shares
                     -----------------                        ----------
Goldman, Sachs & Co. .......................................   4,175,000
Bear, Stearns & Co. Inc. ...................................   4,175,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........   4,175,000
Morgan Stanley & Co. Incorporated...........................   4,175,000
Credit Suisse First Boston Corporation......................   1,392,000
PaineWebber Incorporated....................................   1,392,000
Salomon Smith Barney Inc....................................   1,392,000
Blaylock & Partners, L.P. ..................................     694,000
Allen & Company Incorporated................................     220,000
Banc of America Securities LLC..............................     220,000
Arnhold and S. Bleichroeder, Inc. ..........................     220,000
Chase Securities Inc. ......................................     220,000
A.G. Edwards & Sons, Inc. ..................................     220,000
EVEREN Securities, Inc. ....................................     220,000
Gerard Klauer Mattison & Co., Inc. .........................     220,000
ING Baring Furman Selz LLC..................................     220,000
Edward D. Jones & Co., L.P. ................................     220,000
Lazard Freres & Co. LLC.....................................     220,000
SG Cowen Securities Corporation.............................     220,000
Wasserstein Perella Securities, Inc. .......................     220,000
Advest, Inc. ...............................................     130,000
Robert W. Baird & Co. Incorporated..........................     130,000
J.C. Bradford & Co. ........................................     130,000
Dain Rauscher Wessels, a division of Dain Rauscher
  Incorporated..............................................     130,000
Gabelli & Company, Inc. ....................................     130,000
Guzman & Company............................................     130,000
Legg Mason Wood Walker, Incorporated........................     130,000
Neuberger Berman, LLC.......................................     130,000
Olde Discount Corporation...................................     130,000
Muriel Siebert & Co., Inc. .................................     130,000
U.S. Bancorp Piper Jaffray Inc. ............................     130,000
Utendahl Capital Partners, L.P. ............................     130,000

                                                              Number of
                     U.S. Underwriters                          Shares
                     -----------------                        ----------
The Williams Capital Group, L.P. ...........................     130,000
E*Offering Corp. ...........................................      50,000
Wit Capital Corporation.....................................      50,000
                                                              ----------
                    Total...................................  26,000,000
                                                              ==========

     If the U.S. underwriters sell more shares than the total number set forth in the table above, the U.S. underwriters have an option to buy up to an additional 3,900,000 shares from Seagram to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the U.S. underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the U.S. underwriters by Seagram and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the U.S. underwriters' option to purchase 3,900,000 additional shares.

                               Paid by Seagram
                         ----------------------------
                         No Exercise    Full Exercise
                         -----------    -------------
Per Share............    $      1.25     $      1.25
Total................    $23,750,000     $28,625,000

                             Paid by the Selling
                                 Shareholders
                         ----------------------------
                         No Exercise    Full Exercise
                         -----------    -------------
Per Share............    $     1.25      $     1.25
Total................    $8,750,000      $8,750,000

     Shares sold by the U.S. underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the U.S. underwriters to securities dealers may be sold at a discount of up to $0.75 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     Seagram and the selling shareholders have entered into an underwriting agreement with underwriters for the sale of common shares internationally. Seagram has also entered into an underwriting agreement with underwriters for the sale of common shares in Canada. The terms and conditions of this offering and of the concurrent Canadian and international offerings are substantially the same and the sale of common shares in all three offerings are conditioned on each other. Goldman Sachs International, Bear, Stearns International Limited, Merrill Lynch International and Morgan Stanley & Co. International Limited are representatives of the underwriters for the international offering and Goldman Sachs Canada, CIBC World Markets Inc., RBC Dominion Securities Inc., Nesbitt Burns Inc., Edward D. Jones & Co. (Ontario L.P.), Griffith McBurney & Partners, Newcrest Capital Inc., ScotiaMcLeod Inc. and TD Securities Inc. are underwriters for the Canadian offering.

     The underwriters for all three offerings have entered into agreements in which they have agreed to restrictions on where and to whom they and any dealer purchasing from them may offer common shares as a part of the distribution of the common shares. The underwriters have also agreed that they may sell common shares among each of the underwriting groups.

     Seagram and the selling shareholders have agreed with the underwriters not to dispose of or hedge any of their common shares (other than the common shares offered in the common share offerings) or securities convertible into or exchangeable for common shares (other than the units offered in the unit offering) during the period from the date of this prospectus continuing through the date which is 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee stock plans.

     In connection with this offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     Seagram estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.2 million.

     Seagram has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the underwriters have acted as financial advisors to Seagram and have received customary compensation for those services. John S. Weinberg, a Managing Director of Goldman, Sachs & Co., and Matthew W. Barrett, Chairman of a Canadian chartered bank affiliated with an underwriter for the Canadian offering, are also directors of Seagram.

     This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the shares, including sales of shares initially sold by the underwriters in the international and Canadian offerings, to persons located in the United States.

             ------------------------------------------------------
             ------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                       Page
                                       ----
Prospectus Summary...................    2
Description of Seagram...............    6
Use of Proceeds......................   11
Price Range of Common Shares.........   11
Capitalization.......................   12
Selected Historical Consolidated
  Financial Data.....................   13
Management's Discussion and Analysis
  of Selected Historical Consolidated
  Financial Data and Supplemental
  Financial Information..............   15
The Selling Shareholders.............   24
Description of Share Capital.........   25
U.S. Federal Income Tax
  Considerations for U.S. Persons....   27
Canadian Income Tax Consequences.....   29
Validity of Common Shares............   30
Experts..............................   30
Where You Can Find More
  Information........................   30
Jurisdiction Over Seagram............   31
Disclosure Regarding Forward-Looking
  Information........................   31
Underwriting.........................  U-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                               37,000,000 Shares
                            THE SEAGRAM COMPANY LTD.
                                 Common Shares
                           -------------------------
                                 [SEAGRAM LOGO]
                           -------------------------
                              GOLDMAN, SACHS & CO.
                            BEAR, STEARNS & CO. INC.
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                           CREDIT SUISSE FIRST BOSTON
                            PAINEWEBBER INCORPORATED
                              SALOMON SMITH BARNEY
                           BLAYLOCK & PARTNERS, L.P.
                      Representatives of the Underwriters
             ------------------------------------------------------
             ------------------------------------------------------